Exhibit 12.1

TRIBUNE MEDIA COMPANY

Computation of Ratio of Earnings to Fixed Charges

(In thousands of dollars)

	Successor			Predecessor
	Year Ended				Year Ended
	December 31, 2015	December 28, 2014	December 29, 2013	December 31, 2012	December 30, 2012	December 25, 2011
Fixed Charges
Interest expense	$152,172	$151,270	$46,307	$—	$193	$471
Amortization of debt issuance costs and original issue discount	12,258	13,433	3,869	—	—	—
Portion of rental expense which represents interest factor	10,099	20,654	25,808	—	11,648	12,306

Total Fixed Charges	$174,529	$185,357	$75,984	$—	$11,841	$12,777

Earnings
(Loss) income from continuing operations before income taxes	$(297,595)	$741,810	$258,907	$8,284,314	$266,730	$330,037
Less: Income on equity investments, net	(146,959)	(236,713)	(145,241)	—	(198,690)	(187,473)
Add: Fixed charges	174,529	185,357	75,984	—	11,841	12,777
Add: Distributed income of equity investees	169,879	189,789	154,123	—	118,383	71,021

Total (Loss) Earnings	$(100,146)	$880,243	$343,773	$8,284,314	$198,264	$226,362

Ratio of Earnings To Fixed Charges	*	4.7	4.5	N/A	16.7	17.7

*	The ratio of earnings to fixed charges was less than 1:1 for the year ended December 31, 2015 as earnings were inadequate to cover fixed charges by $275 million.